

Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re: Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2009**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed the above-referenced filing your response to our comments on your Form 20-F for the year ended September 30, 2008 filed with us on May 17, 2010 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Martin Tutschek
Forum National Investments Ltd.
May 27, 2010
Page 2

Form 20-F for the fiscal year ended September 30, 2009

General

1. Please perform a detailed review of your Form 20-F for the fiscal year ended
   September 30, 2009 for consistency with your Form 20-F/A, as filed on May 17,
   2010, for the fiscal year ended September 30, 2008. We have noted several instances
   in your fiscal 2009 Form 20-F where historical data is not consistent with your fiscal
   2008 Form 20-F/A, including, but not limited to, the Table of Selected Consolidated
   Financial Data on page 2 and Selected Annual Information on page 20. Your
   attention is directed to the restated amounts for fiscal 2007 shown in Note 2(r) to your
   fiscal 2009 financial statements.

Notes to Consolidated Financial Statements

Note 4 – Segment reporting, page F-19

2. You state here that you operate in one business segment being hospitality and
   tourism. However, in Note 2(q), you state that you operate in one operating segment,
   the travel and vacation club. Further, in your business overview on page 11, you
   indicate that you operate in three lines of business. Please review these disclosures
   for consistency and revise, as appropriate. In light of the fact you have ceased
   actively selling new travel club memberships and given that Spirit Yacht Charters has
   begun to generate revenue, we suggest you present these two operations as separate
   business segments. With regard to your investments in life settlement contracts, we
   suggest you avoid referring to these activities as a line of business but rather discuss
   your purchases of life settlement contracts in the context of discussing your
   investment strategy for funds (if any) generated by your two operating businesses
   and/or obtained from borrowings, sales of assets and/or sales of shares of your
   common stock.

Note 23 – U.S. GAAP Reconciliation, page F-42

3. In several of our previous comments, we have requested that you expand your
   disclosures with respect to the specific reasons why your Series A and Series B
   preferred shares are included or excluded, as applicable, in your calculations of basic
   and diluted earnings (loss) per share. In this regard, we note that you have included
   such disclosures in Note 2(i) to your fiscal 2009 financial statements. However,
   while we note that your financial statements have been prepared in accordance with
   Canadian GAAP, it remains unclear to us whether or not your inclusion of Series B
   preferred shares in the calculation of basic earnings (loss) per share is consistent with
   U.S. GAAP. The guidance in FASB ASC 260-10-45-12A states that contingently

issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued. Although you indicate that management believes the Series B preferred share are not considered "contingently issuable shares" (but rather considers these shares substantially equivalent to common shares), it would appear that your Series B preferred shares could only be considered substantially equivalent to common shares if these preferred shares were mandatorily convertible, or otherwise certain to be converted, such that no circumstance would exist under which the underlying common shares would never be issued. In your letter, dated November 13, 2009, you indicated to us that your preferred shares were created to ensure that existing shareholders of Forum would not be unduly diluted by any future private placements conducted by Forum unless they were all in agreement it was in the best interest of Forum. It is unclear to us whether or not this means there is certainty that all of your Series B preferred shares will be converted to common shares. Also, under U.S. GAAP, it appears the only common shares (other than those currently outstanding) that are includable in basic EPS are contingently issuable shares when there is no circumstance under which those shares would not be issued. A situation where a preferred stockholder simply elects not to convert his preferred shares into common shares would constitute a circumstance where the underlying common shares would never be issued. Therefore, please review FASB ASC 260 to determine whether or not a difference exists between Canadian GAAP and U.S. GAAP with respect to your inclusion of Series B preferred shares in the calculation of basic earnings (loss) per share. If you determine that such a difference does exist, please revise Note 23 accordingly.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Mr. Martin Tutschek
Forum National Investments Ltd.
May 27, 2010
Page 4

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief